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Filed by Liquid Audio, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Alliance Entertainment Corp.
Commission File No.: 001-13054

Investor Contact:	Media Contacts:
Michael Bolcerek	Kimberly Strop	Sue D’Agostino
Liquid Audio, Inc.	Liquid Audio, Inc.	Alliance Entertainment Corp.
650-549-2000	650-549-2194	973-657-1558
mbolcerek@liquidaudio.com	kstrop@liquidaudio.com	suedag@aent.com

FOR IMMEDIATE RELEASE

Liquid Audio and Alliance Entertainment Announce Definitive Merger Agreement

Merger Creates Physical and Digital Entertainment Media Delivery Powerhouse

REDWOOD CITY, Calif. and CORAL SPRINGS, Fla., (June 13, 2002)—Liquid Audio, Inc. (Nasdaq:LQID), a leading provider of technology, services and infrastructure for Internet media delivery, and privately-held Alliance Entertainment Corp., one of the largest home entertainment product distribution, fulfillment and infrastructure companies in the U.S., announced that they have signed a definitive merger agreement. Under the terms of the agreement, the stockholders of Alliance would receive approximately 46.2 million newly issued shares of Liquid Audio common stock, and Liquid Audio would assume all outstanding stock options and warrants to purchase shares of Alliance Entertainment. The current stockholders of Alliance will own approximately 67% of the new company’s outstanding shares and 33% will be held by Liquid Audio stockholders. The proposed stock-for-stock transaction would be accounted for as a purchase and is intended to qualify as tax-free to the stockholders of Liquid Audio and Alliance Entertainment.

        “This merger will firmly position the combined company to become a leading provider of commerce solutions for entertainment media through physical and digital channels,” said Eric Weisman, President and CEO, Alliance. “For the fiscal year ended 2001 and 2000, Alliance generated approximately $687 million and $538 million in gross sales, respectively, and $21 million and $16 million in EBITDA, respectively. This represents 28% annual revenue growth,

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and 31% annual EBITDA growth. Combining the two businesses enables us to provide a unique solution for both content owners and retailers of home entertainment products as we see their digital and physical delivery needs converging. We believe that our core fulfillment business will serve as a stable cash flow generating platform, enabling us to continue deploying the Liquid Audio technology as the digital media delivery market matures.”

“We have been in discussions with numerous potential partners over the last year and believe that the combination with Alliance offers the most significant return of value to Liquid Audio stockholders,” said Gerald Kearby, President and Chief Executive Officer of Liquid Audio. “Financially, the merger combines Alliance’s significant EBITDA with Liquid Audio’s strong cash position to form a well-capitalized market share leader in the $46 billion U.S. home entertainment market. Operationally, the merger combines Alliance’s physical media distribution base of more than 5,000 retailers operating more than 25,000 physical and online stores, with Liquid Audio’s leading portfolio of technology and intellectual property for digital media distribution and rights management.”

Creating a Physical and Digital Entertainment Media Delivery Powerhouse

The merger of Alliance and Liquid Audio brings together two companies with similar core competencies and complementary strengths:

•
Alliance is a leading distributor of physical media products and accessories, including audio CDs, DVDs and VHS movies, and video games. Liquid Audio is a leading provider of software, services and infrastructure for the secure delivery of digital media, including music.

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Both companies serve essentially the same entertainment media constituency groups—content owners and retailers. Alliance provides an array of commerce and fulfillment solutions to brick-and-mortar retailers, including Barnes & Noble, Transworld Entertainment, Wherehouse Entertainment, Circuit City, Toys R’ Us and CVS as well as online retailers, including Barnes&Noble.com, CDNow, Amazon.com, CircuitCity.com, WherehouseMusic.com, TowerRecords.com, Univision.com and QVC.com. Today, more than 1,800 record labels and 17,000 artists use Liquid Audio’s distribution solution to digitize, syndicate and account for the delivery of digital music to retail and content websites as well as consumer electronics manufacturers, including Amazon.com, Barnes & Noble, BestBuy, CDNow, Palm, and Sanyo.

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Alliance has developed its e-commerce service solution, theStore24™, to help traditional and non-traditional retailers sell and deliver a wide variety of physical entertainment media, including music, video and games through the Internet. Liquid Audio has developed its Liquid Store commerce solution to enable retail and OEM channel partners to distribute and sell digital music from their existing websites.

•
In physical fulfillment, Alliance commands a leading market share for national retail chains, independent retailers, consumer direct fulfillment services, and plug-in e-commerce engines for retail. In digital fulfillment, Liquid Audio commands leading market share for secure music files and online retail integration.

By combining both of these commerce solutions, and the companies’ respective infrastructures and technologies, the new company expects to expand its customer base and revenue opportunities, delivering the industry’s only end-to-end distribution infrastructure that can transport all types of media, in both physical and digital formats.

Merger Background

In 2001, Liquid Audio’s board of directors retained Broadview International LLC to assist the company in a review of strategic alternatives. These alternatives included merger/acquisition, recapitalization, liquidation and going-private transactions. Liquid Audio’s board of directors determined that the merger with Alliance was the best alternative to maximize short and long-term stockholder value.

The merger is subject to the approval of Liquid Audio’s stockholders and the appropriate regulatory agencies as well as other customary closing conditions. In connection with the merger agreement, Liquid Audio’s board of directors approved an amendment to its Stockholder Rights Agreement to make the provisions of the Stockholder Rights Agreement inapplicable to the transactions contemplated by the merger agreement. AEC Associates LLC, a limited liability company controlled by The Yucaipa Companies, is Alliance’s controlling shareholder and has entered into a voting agreement to vote in favor of the merger. The transaction is expected to close in the Fall of 2002.

        Due to this announcement, Liquid Audio is postponing its annual stockholder meeting scheduled for July 1, 2002. Immediately upon receipt of regulatory approvals, including SEC approvals, Liquid Audio will convene a special meeting of its stockholders to vote on the

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merger. Time, location and other details regarding this meeting will be communicated to stockholders at a later date.

At the closing of the merger, the board of Liquid Audio will be increased to nine positions, six of which will be designated by the Alliance shareholders and three of which will be designated by the existing Liquid Audio board of directors. Mr. Weisman will become President and Chief Executive Officer of the new company and Mr. Kearby will remain Chief Executive Officer of Liquid Audio and lead the company’s digital businesses.

Liquid Audio, Inc.

Liquid Audio, Inc. is a leading provider of software, infrastructure and services for the secure digital delivery of media over the Internet. The Liquid Audio solution gives content owners, websites and companies the ability to publish, syndicate and securely sell digital media online with copy protection and copyright management. Using the Liquid™ Player software, available for free download at www.liquidaudio.com, consumers can preview and purchase downloadable music from hundreds of affiliate websites in the Liquid Music Network™.

Alliance Entertainment Corp.

Alliance Entertainment Corp. (www.aent.com) is a leading total solutions provider of business-to-business infrastructure services for the home entertainment product marketplace. By leveraging its logistics, supply chain management, engineering, database and information core competencies, across an extensive product inventory and diverse customer base, Alliance delivers innovative services that meet the evolving commerce needs of its brick and mortar and e-commerce customers.

Editor’s Note: Liquid, Liquid Audio, Liquid Player, Liquid Music Network and the Liquid
Audio logo are trademarks of Liquid Audio, Inc. theStore24 is a trademark of Alliance
Entertainment Corporation.

Forward-Looking Statements

All statements made in this release, other than statements of historical fact, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “guidance” and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment and

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the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio’s and Alliance Entertainment’s businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission (“SEC”). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

Additional Information and Where to Find It

Liquid Audio plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and both companies expect to mail a Proxy Statement/Prospectus to their respective stockholders containing information about the merger. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquidaudio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio’s filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

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Interests of Certain Persons in the Merger

The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC.

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